EXHIBIT 99.2


           FORM OF IA GLOBAL, INC. 2000 STOCK OPTION PLAN, AS AMENDED


SUMMARY OF THE 2000 PLAN

         The 2000 Plan was adopted by the board of directors of the Company on January 1, 2000. The 2000 Plan is intended to promote the interests of the Company and its stockholders by enhancing the ability of the Company and its affiliates to attract and retain competent employees, to make service on the board of directors more appealing to present and prospective non-employee directors of the Company and to encourage stock ownership in the Company by officers, non-employee directors, valued employees and other individuals whose judgement, initiative and efforts are instrumental to the financial success and growth of the Company. The 2000 Plan permits for the issuance of a total of 10,500,000 shares of the Company's common stock.

         The 2000 Plan is administered by a committee of the board of directors. The board of directors of the Company appoints the members of the committee. If there is no such appointment, the board of directors itself shall constitute the committee. Subject to the terms of the 2000 Plan, the committee makes all decisions concerning the administration of the 2000 Plan, including how to interpret the 2000 Plan and any award statements evidencing awards of stock options or other securities eligible to be issued under the 2000 Plan. Subject to the terms of the 2000 Plan, the committee determines which eligible persons will receive awards, when and how often they will receive awards, and the size and other terms of those awards, including the issuance price of stock options granted under the 2000 Plan and exercise time on such options, and whether restrictions are to be imposed on shares of common stock issued upon the exercise of stock options. Unless otherwise determined by the board of directors, the interpretation and construction by the committee of the 2000 Plan or of any award shall be final.

         The 2000 Plan authorizes the award of options (both incentive stock options and nonstatutory stock options). These awards may be made by the committee to any eligible person, except that incentive stock options may be granted only to eligible persons who are designated as employees by the committee.